

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48912

 Re: Neogen Corporation
 Amendment No. 1 to Registration Statement on Form S-4
 Filed May 5, 2022
 File No. 333-263667

Dear Mr. Adent:

 We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Summary, page 20

1. We note the added disclosure in response to comment 5. Please expand the brief summary of the food safety business to provide additional detail about they type of products falling under the "food safety solution" umbrella.

Summary Risk Factors, page 36

2. We reissue comment 8. Please revise the summary risk factor to briefly explain the risks associated with the fact that Neogen is acquiring a "global leading company," but only acquiring a subset of the resources that are currently used to run those aspects of the company, pursuant to transition agreements that have not been finalized and may not

provide ongoing robust support, as outlined in the risk factors now on pages 61-62.

Intellectual Property, page 88

3.   We reissue comment 11. Our comment allowed for disclosure on a patent-family basis, rather than for individual patents. Please revise to provide the information in table form by patent family, as the pie graphs do not adequately show, for example, which product categories are covered by issued or pending patents and in which jurisdiction(s) and related expiry.

Regulatory Considerations, page 89

4.   We reissue comment 13. Please expand this section to describe the material governmental regulations governing the food safety business. Refer to Item 101(c)(2)(i) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information of Neogen and the Food Safety Business , page 92

5.   We note on page 228 that 3M's Quarterly Report on Form 10-Q filed with the SEC on April 26, 2022 has been incorporated by reference. Accordingly, please update your filing to include the combined financial statements for the Food Safety Business as of March 31, 2022 or tell us your basis for not providing these financial statements citing authoritative literature. In addition, please update your Pro Forma Financial Statements to include the historical financial information for the Food Safety Business as of March 31, 2022, or tell us your basis as to why an update is not required. Refer to Article 11-02(c) of Regulation S-X.

6.   You disclose on page 118 that on or around the effective time of the Merger, 3M and Neogen will complete the sale of certain assets and liabilities of the Food Safety Business directly from certain subsidiaries of 3M to certain subsidiaries of Neogen for cash in lieu of such assets and liabilities being transferred to Garden SpinCo in connection with the Contribution. Please more fully describe what these certain assets and liabilities are and what relationship they have with the Food Safety Business as it was historically managed and operated. Also, tell us whether these assets and liabilities are included in the historical financial statements of the Food Safety Business and the reasons why or why not and how, if at all, they are depicted in the pro forma financial information.

7.   In order to help us further evaluate your pro forma financial information, please analyze for us whether the transition arrangements described beginning on page 194 and the other four agreements described beginning on page 193 are required to be given pro forma effect pursuant to Rule 11-01 of Regulation S-X. In your response, please clarify how that pro forma effect would be computed.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Food Safety Business
Overview, page 110

8. We note the response to comment 18 and the revised disclosure concerning the impact of
    the pandemic, inflation, and other factors as of December 31, 2021. We reissue the
    comment. We note, for example, that the Food Safety Business has reported financial
    information for the period ended March 31, 2022. Revise to update this information.

9. We note the response to comment 19 and the revised disclosure in the risk factor on page
    62. Provide this added disclosure in the Summary, where you address Information About
    the Food Safety Business, and in the Summary Risk Factors.

Results of Operations, page 112

10. We note your revised disclosure in response to comment 12. Further revise the discussion
    of research and development expenses here to provide meaningful disclosure regarding
    the changes from 2020 to 2021. Revise the references to "customer-facing application
    engineers," "disruptive automation technologies enabling integrated solutions" and the
    generic description "integrated solutions still under development" to provide context or
    further explanation.

    You may contact Ibolya Ignat at 202-551-3636 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please
contact Abby Adams at 202-551-6902 or Christine Westbrook at 202-551-5019 with any other
questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Life Sciences

cc: Michael Aiello, Esq.